

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Steven W. Streit
Chief Executive Officer
Green Dot Corp
3465 E. Foothill Blvd.
Pasadena, CA 91107

      Re: Green Dot Corp
            Form 10-K for the fiscal year ended December 31, 2018
            Filed February 27, 2019
            Form 10-Q for the period ending June 30, 2019
            Filed August 9, 2019
            File Number 001-34819

Dear Mr. Streit:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance